October 3, 2005

VIA EDGAR

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, DC 20549

Re:	BHP Billiton Finance (USA) Limited, BHP Billiton
Limited and BHP Billiton Plc—Registration Statement on
Form F-3

Ladies and Gentlemen:

On behalf of the abovenamed companies, we hereby electronically transmit for filing under the Securities Act of 1933, as amended (the “Securities Act”), the initial filing of the Registration Statement of such companies on Form F-3 related to the offer and sale from time to time pursuant to Rule 415 of the General Rules and Regulations promulgated under the Securities Act of up to US$3,000,000,000 of the debt securities of BHP Billiton Finance (USA) Limited, guaranteed by BHP Billiton Limited and BHP Billiton Plc.

Please note that the amount of US$353,100 in payment of the applicable registration fee on Form F-3 was sent by wire transfer to the SEC on October 3, 2005.

Please call Ronald C. Barusch on 202-371-7990 or me at 011-612-9253-6055 should you have any questions or require any additional information.

Very truly yours,

/s/ Christopher J. Kell
Christopher J. Kell

cc:	Andrew S. Reilly, Esq